UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

March 12, 2024

Commission File Number: 001-41491

NAYAX LTD.

(Exact name of registrant as specified in its charter)

Arik Einstein Street, Bldg. B, 1st Floor

Herzliya 4659071

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

EXPLANATORY NOTE

On March 12, 2024, Nayax Ltd. (the “Company”) completed an offering of 3,600,000 ordinary shares, pursuant to an underwriting agreement (the “Underwriting Agreement”) among the Company, Amir Nechmad, Yair Nechmad and David Ben-Avi, as selling shareholders (the “Selling Shareholders”), and Barclays Capital Inc. and UBS Securities LLC, as representatives of the several underwriters. The Company offered and sold 2,600,000 ordinary shares and the Selling Shareholders offered and sold a total of 1,000,000 ordinary shares. The ordinary shares sold by the Company include ordinary shares sold by it upon the exercise in full of the underwriters’ option to purchase an additional 469,565 ordinary shares. The Underwriting Agreement includes the terms and conditions for the offering and sale of the securities, indemnification and contribution obligations, and other terms and conditions customary in agreements of this type. The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement, which is attached to this Report on Form 6-K as Exhibit 1.1.

The offer and sale of the securities pursuant to the Underwriting Agreement have been registered under the Securities Act of 1933, as amended, pursuant to a registration statement on Form F-3 (File No. 333- 274812) (the “Registration Statement”). The Company has filed with the U.S. Securities and Exchange Commission (the “SEC”) a preliminary prospectus supplement dated March 6, 2024, and a final prospectus supplement dated March 7, 2024, together with an accompanying prospectus dated October 12, 2023, relating to the offer and sale of the securities. An opinion of counsel regarding the validity of the securities is attached to this Report on Form 6-K as Exhibit 5.1, and the consent of such counsel relating to the incorporation of such opinion into the Registration Statement is attached to this Report on Form 6-K as Exhibit 23.1.

The proceeds to the Company from the offer and sale of the securities is approximately $62.4 million, after deducting the underwriting discount and fees and offering expenses payable by the Company. The Company intends to use the net proceeds from the offer and sale of the securities to fund its previously announced acquisition of VM Tecnologia LTDA and for general corporate purposes. The Company is not receiving any proceeds from the sale of ordinary shares sold by the Selling Shareholders.

INCORPORATION BY REFERENCE

This Form 6-K and related exhibits (other than Exhibit 99.1) are hereby incorporated by reference into all effective registration statements filed by the Company with the SEC or with the Israel Securities Authority (the “ISA”), including without limitation the Company’s Registration Statement on Form S-8 filed with the SEC (File Nos. 333-267542), the Company’s Registration Statement on Form F-3 filed with the SEC (File Nos. 333-274812) and the Company’s Shelf Prospectus filed with the ISA.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Underwriting Agreement, dated March 7, 2024, among Nayax Ltd., Barclays Capital Inc. and UBS Securities LLC, as representatives of the several underwriters, and Amir Nechmad, Yair Nechmad and David Ben-Avi as selling shareholders
5.1	Opinion of Herzog Fox & Neeman
23.1	Consent of Herzog Fox & Neeman (included in Exhibit 5.1)
99.1	Press release dated March 7, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAYAX LTD.
Date: March 12, 2024

	By:	/s/ Gal Omer
	Name:	Gal Omer
	Title:	Chief Legal Officer